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                                                                     Exhibit 3.2

                                  Amendment to
                         Amended and Restated Bylaws of
                           United Road Services, Inc.

          This Amendment to the Amended and Restated Bylaws (the "Bylaws") was duly adopted by the Board of Directors of United Road Services, Inc. (the "Board") at a Special Meeting of the Board held July 19, 2000. Capitalized terms not otherwise defined herein shall have the meanings given them in the Bylaws.

          Section 3.09 of the Bylaws is hereby amended to delete the first sentence thereof in its entirety, and to insert the following in its place:

          "Except as otherwise provided in the Certificate of Incorporation or these Bylaws or by law, at all times until the holders of the Corporation's Series A Participating Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") no longer have the right under (i) the Investors' Agreement, dated as of July 20, 2000, by and between the Corporation and Blue Truck Acquisition, LLC (the "Investors' Agreement"), or (ii) the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock, to designate at least a majority of the total number of authorized directors, a quorum for the transaction of business at any meeting of the Board shall require that (a) a majority of the total number of authorized directors be present, and (b) a majority of the directors present at such meeting are Investor Directors (as such term is defined in the Investors' Agreement)."



                                             /s/ Gerald R. Riordan
                                             ---------------------------
                                             Gerald R. Riordan
                                             Secretary